NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces 2010 Third Quarter Results

Calgary, Alberta, October 28, 2010 – CE FRANKLIN LTD. (TSX.CFT, NASDAQ.CFK) reported net income of $2.2 million or $0.12 per share for the third quarter ended September 30, 2010, compared to net income of $0.2 million or $0.01 per share earned in the third quarter ended September 30, 2009.

Financial Highlights

“Third quarter sales increased by 40% over the prior year period. Year over year improvement in oil and gas industry well completions and rig counts has continued to strengthen as the year has progressed and has contributed to increased CE Franklin sales. This momentum should continue as the year progresses,” said Michael West, President and CEO.

The Company recorded net income for the third quarter of 2010 of $2.2 million, an increase of $2.0 million from the third quarter of 2009. Third quarter sales, which are seasonally stronger than the second quarter, were $132.2 million, an increase of $38.1 million (40%) from the third quarter of 2009. Improvements in and stability of oil prices, as well as improved general economic conditions have lead to higher activity levels in the oil and gas industry, which in turn has lead to improved oilfield and oil sands sales compared to the prior year.  Increased oilfield supply sales were driven by a 78% increase in industry well completions over the prior year period. Gross profit was up $1.8 million (10%) as the impact of increased sales activity was partially offset by a 4.0% decline in average sales margins from the prior year period. Lower average margins were attributable to an increased mix of lower margin oil sands sales and the highly competitive oilfield supply industry environment. Selling, general and administrative expenses decreased by $1.5 million (9%) to $15.5 million  compared to the prior year period due to the one-time integration costs associated with the acquisition of a Western Canadian oilfield supply competitor in June 2009 (the “Oilfield Supply Acquisition”) and lower agent commission costs. Income taxes increased by $1.6 million in the third quarter of 2010 compared to the prior year period due to higher pre-tax earnings. The weighted average number of shares outstanding (basic) during the third quarter decreased by 0.2 million shares (1%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s Normal Course Issuer Bid (“NCIB”). Net income per share (basic) was $0.12 in the third quarter of 2010, compared to net income per share of $0.01 earned in the prior year period.

Net income for the first three quarters of 2010 was $4.3 million, down $2.6 million from the first three quarters of 2009.  Sales were $353.9 million, an increase of $9.9 million (3%) from the first three quarters of 2009. Higher sales reflect sales contributed from the Oilfield Supply Acquisition and increased industry demand driven by the 14% increase in well completions over the prior year period. Partially offsetting this was the absence of a $32.4 million sale of oil sands pipe in the second quarter of 2009 and the rollover of tubular and other steel product prices and margins during 2009. Gross profit was down $6.9 million (11%) as the increase in sales was offset by a 2.4% decline in average margins from the prior year period. The highly competitive oilfield supply industry environment continues to impact margins. Selling, general and administrative expenses decreased by $3.8 million (8%) to $45.8 million for the first three quarters of the year due to the absence of $1.5 million of costs to integrate the Oilfield Supply Acquisition in 2009, and lower compensation, agent commission and bad debt costs incurred in 2010.  Income taxes decreased by $0.5 million in the first three quarters of 2010 compared to the prior year period due to lower pre-tax earnings. The weighted average number of shares outstanding (basic) during the first nine months decreased by 0.3 million shares (2%) from the prior year period principally due to shares purchased for cancellation pursuant to the Company’s NCIB. Net income per share (basic) was $0.24 in the first three quarters of 2010, compared to $0.38 earned in the first three quarters of 2009.

Business Outlook

Oil and gas industry activity in 2010 continues to increase modestly from the decade-low levels experienced in 2009.  Natural gas prices remain depressed as North American production capacity and inventory levels currently exceed demand.  Natural gas capital expenditure activity is focused on the emerging shale gas plays in north eastern British Columbia where the Company has a strong market position.  Conventional and heavy oil economics are reasonable at current price levels leading to moderate activity in eastern Alberta and south east Saskatchewan.  The reduction in Alberta royalty rates announced during the second quarter is expected to result in improved drilling economics and industry activity. Industry well completions, which drive demand for the Company’s capital project related products, have begun to accelerate in response to the significant increase in rig count activity compared to the prior year period. Oil sands project announcements are gaining momentum with the recovery in oil prices and access to capital markets.  Approximately 50% to 60% of the Company’s total sales are driven by our customer’s capital expenditure requirements.  CE Franklin’s revenues are expected to increase modestly in the remainder of 2010 and into 2011 due to increased oil and gas industry activity and the expansion of the Company’s product lines.

Sales margins are expected to remain under pressure as natural gas exploration customers focus on reducing their costs to maintain acceptable project economics, as well as continued aggressive oilfield supply industry competition and deflation in certain product lines.  The Company will continue to manage its cost structure to protect profitability while maintaining service capacity and advancing strategic initiatives.

Over the medium to longer term, the Company’s strong financial and competitive positions will enable profitable growth of its distribution network through the expansion of its product lines, supplier relationships and capability to service additional oil and gas and other industrial end use markets.

 (1)

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations. Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges. The Company is also presenting EBITDA and EBITDA as a percentage of sales because it is used by management as supplemental measures of profitability. The use of EBITDA by the Company has certain material limitations because it excludes the recurring expenditures of interest, income tax, and amortization expenses. Interest expense is a necessary component of the Company’s expenses because the Company borrows money to finance its working capital and capital expenditures. Income tax expense is a necessary component of the Company’s expenses because the Company is required to pay cash income taxes. Amortization expense is a necessary component of the Company’s expenses because the Company uses property and equipment to generate sales. Management compensates for these limitations to the use of EBITDA by using EBITDA as only a supplementary measure of profitability. EBITDA is not used by management as an alternative to net income, as an indicator of the Company’s operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity. A reconciliation of EBITDA to Net income is provided within the Company’s Management Discussion and Analysis. Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP. Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.

(2)

Net working capital is defined as current assets excluding cash, less accounts payable and accrued liabilities, income taxes payable and other current liabilities, excluding the bank operating loan. Net working capital, bank operating loan and long term debt are as at quarter end.

Additional Information

Additional information relating to CE Franklin, including its second quarter 2010 Management Discussion and Analysis and interim consolidated financial statements and its Form 20-F / Annual Information Form, is available under the Company’s profile on the SEDAR website at www.sedar.com and at www.cefranklin.com.

Conference Call and Webcast Information

A conference call to review the 2010 third quarter results, which is open to the public, will be held on Friday, October 29th , 2010 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-647-427-7450 in Toronto or dialing 1-888-231-8191 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-416-849-0833 in Toronto or dialing 1-800-642-1687 and entering the Passcode of 14372283 and may be accessed until midnight Friday, November 12, 2010.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3237300 and will be available on the Company’s website at http://www.cefranklin.com.

Michael West, President and Chief Executive Officer will lead the discussion and will be accompanied by Mark Schweitzer, Vice President and Chief Financial Officer. The discussion will be followed by a question and answer period.

About CE Franklin

For more than half a century, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries.  These products are distributed through its 49 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements:  The information in this news release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com